February 17, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Ms. Heather Percival
Mr. Geoff Kruczek
Ms. Amanda Ravitz

Re:	InspireMD, Inc.
Registration Statement on Form S-1
File No. 333-215682

Ladies and Gentlemen:

On behalf of InspireMD, Inc. (the “Company” or “InspireMD”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated February 10, 2017 (“Comment Letter”), to Jim Barry, Ph.D., Chief Executive Officer of the Company, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). In connection with this response to Comment Letter, the Company is contemporaneously filing via EDGAR an amendment to the Registration Statement (“Amendment No.1”), responding to the Staff’s comments in Comment Letter and updating the Registration Statement. Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in Amendment No.1. References herein to page numbers are to page numbers in Amendment No.1.

The following are the Company’s responses to Comment Letter. The Company’s responses are numbered to correspond to the Staff’s comments as numbered in Comment Letter. For your convenience, each of the Staff’s comments contained in Comment Letter have been restated below in their entirety, with the Company’s corresponding response set forth immediately under such comment.

Also enclosed, for the convenience of the Staff, is a copy of Amendment No.1which is marked to show changes from the relevant portions of the Registration Statement.

Use of Proceeds, page 30

1.	Please revise your disclosure to provide more specificity to your intended use of proceeds from this offering. For example, clarify what product development activities will be conducted, what these activities will accomplish and what steps will remain to commercialization of the product. Also clarify the nature of the “sales activities” you intend to conduct. In addition, we note that the disclosure regarding the purposes to which you intend to apply the proceeds is almost identical to the purposes disclosed in the Form S-1 declared effective on June 30, 2016. Please revise to clarify what you accomplished with the proceeds of the prior offering, particularly in light of your disclosure that revenues and selling and marketing expenses decreased during the three- months ended September 30, 2016, and why you require additional proceeds now to be used for the same purposes.

U.S. Securities and Exchange Commission

February 17, 2017

Response:

The Company has made the requested revisions on page 30 to Amendment No.1 to provide more specificity to our intended use of proceeds from this offering and to clarity what we have accomplished with the proceeds of the prior offering.

Incorporation of Certain Information by Reference, page 111

2.	It appears that you are not eligible to incorporate by reference into your Form S-1, given that you have not yet filed your annual report for your most recently completed fiscal year—the fiscal-year-ended December 31, 2016. Please revise your registration statement accordingly or advise. See General Instruction VII.C to Form S-1. If, after you file that annual report on Form 10-K, you continue to elect to incorporate by reference, please ensure you provide the information required by Item 12 to Form S-1, including specifically incorporating by reference all required reports, not just “[t]he unaudited financial statements and relates notes” in your quarterly reports.

Response:

The Company has made the requested revisions on page 111 to Amendment No.1, clarifying that the Company does not elect to incorporate by reference the information the Company has filed with the Commission into the prospectus and that all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, subsequent to the date the Registration Statement is declared effective by the Commission and prior to the termination of this offering will be incorporated by reference into the prospectus. The Company has included the financial statements as of December 31, 2016 and 2015 and for each of the two years in the period ended December 31, 2016 in the Registration Statement.

* * * * *

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

Rick A. Werner, Esq.

cc: Jim Barry, Ph.D., InspireMD, Inc.